UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION

12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE

REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File No. 001-40846

Red Rock Acquisition Corporation

(Exact name of registrant as specified in its charter)

71 Fort Street, PO Box 500

Grand Cayman, Cayman Islands KY1-1106(345) 769-4909(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A common stock, par value $0.0001 per share

Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50

Units, each consisting of one share of Class A common stock and one-third of one redeemable warrant

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, Red Rock Acquisition Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: June 16, 2025	Red Rock Acquisition Corporation

	By:	/s/ Ibrahima Sory Tall
	Name:	Ibrahima Sory Tall
	Title:	President